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                              September 22, 2022

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, NY 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 2,
2022
                                                            File No. 333-262644

       Dear Mr. Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

       Amendment 5 to Form S-4

       Summary Historical Consolidated Financial Information of TWMH, page 55

   1. Please remove reference to "Combined" in your separate disclosures of Selected Historical
                                                        Consolidated Financial
Information for each TWMH, TIG and Alvarium since you use
                                                        this term to describe
the the total of these three entities, including Cartesian in your Pro
                                                        Forma measures.
   2. Please add footnote (f) to Equity settled share based payment P&L (a) which includes the
                                                        Holbein earn-in equity
consideration in your reconciliation of GAAP net income to non-
                                                        GAAP Adjusted Net
Income and adjust related disclosure on page 271 in your Pro Forma
                                                        Combined Adjusted Net
Income reconciliation.
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth  Corporation
Comapany 22,
September  NameCartesian
               2022        Growth Corporation
September
Page  2    22, 2022 Page 2
FirstName LastName
3. Please tell us and or revise your disclosures accordingly to explain how Change in fair value of (gains)/losses on investments of ($199) million for the six months ending June
         30, 2022 which you disclose relates primarily to the interest rate swap reconciles to the Change in fair value of interest rate swap of ($229.7) million disclosed on page F-73.
Unaudited Pro Forma Condensed Combined Financial Information, page 241

4. We note your response to prior comment 15 as well as your disclosure and definition on
         page 9 that    Transaction Expenses    represent expenses incurred by
a party or on its behalf
         in connection with or related to the authorization, preparation, review, negotiation, execution and performance of the Business Combination Agreement and the other
         Transaction Documents and consummation of the Transactions. Please address the following:

                Tell us how you considered the guidance in ASC 805-10-25-20, ASC 805-10-25-
              21(c), ASC 805-10-55-18 and SAB Topic 1B in your determination to account for the
              $19.7 million reimbursement of transaction costs incurred by the Target Companies as part of the Business Combination with an increase to retained earnings, thus eliminating transaction costs incurred in connection with the Business Combination.
              Tell us your basis in determining these costs are part of consideration transferred and the assets acquired and liabilities assumed in the exchange for the Target Companies, considering also that the equity accounts of the Target Companies are not carried forward in the application of the acquisition method. Accordingly, as appropriate, revise your Pro Forma presentation to present the agreement to reimburse the Target
              Companies for transaction costs as a separate transaction with adjustments to goodwill and retained earnings. Refer also to Article
11-02(b)(4).
                 Tell us your basis for not reflecting the cost of the agreement to the accounting acquirer for the reimbursement of the Target Companies transaction costs as an expense in the Pro Forma Condensed Combined Statement of
Operations.
                Present the cash disbursement of $59.5 million for transaction costs which is not part of the Business Combination separate from the Business Combination. Refer to
              Article 11-02(b)(4).
5. We note your Pro Forma transaction expense adjustments. Please add a table to the Pro
         Forma Condensed Combined financial statements that reconciles transaction expense recognized and or amounts disclosed in the footnotes to total transaction costs of $59.5 million and clarify how and in what period these costs are reflected in the historical financial statements of each entity, how reflected in the Pro Forma adjustments, and for the benefit of which entity these costs were incurred, including:

                How you determined the transaction costs should recognized as either expense, consideration transferred or a reduction of equity based on the guidance in ASC 805-
              10-25-23, SAB Topic 5A, ASC 340-10-S99-2.
                How the $22.3 million of incremental transactions costs that are expected to be
 Peter Yu
FirstName  LastNamePeter  Yu
Cartesian Growth  Corporation
Comapany 22,
September  NameCartesian
               2022        Growth Corporation
September
Page  3    22, 2022 Page 3
FirstName LastName
              incurred in connection with the Business Combination as disclosed in footnote (c) on page 259 reconciles to the $17.1 million adjustment (b) in the December 31, 2021 Pro
              Forma Condensed Combined Statement of Operations on page 250;
                How the $19.7 million increase to retained earnings to eliminate the Target
              Companies transaction costs incurred in connection with the Business Combination on page 248 reconciles to the $22.8 million incurred by the Target Companies through June 30, 2022 in footnote (c) on page 259;
                How total transaction costs of $59.5 million, excluding $12.1 million of deferred underwriting commissions, reconciles to the $7.7 million and $34.5 million of transaction costs adjustments in your determination of Pro Forma Combined
              Adjusted Net Income on pages 271 and 272 and the amounts disclosed in footnote(c)
              on page 259 as noted above; and
                How transaction costs of $17.1 million adjustment (b) in the December 31, 2021 Pro
              Forma Condensed Combined Statement of Operations on page 250, reconciles to the
              $7.7 million and $34.5 million of transaction cost adjustments in your determination of Pro Forma Combined Adjusted Net Income on pages 271 and 272 and the amounts disclosed in footnote(c) on page 259 as noted above.
6. We note your response to prior comment 9, that the Class D-1 members are entitled to
         49.37% of both pre-tax profits and losses of TIG Arbitrage Strategy and that as a result of the change as compensation expense you reflect a tax benefit in the Pro Forma Statement of Operations for the periods presented. Please tell us and or revise your disclosures accordingly, how you have reflected this resulting tax benefit in the Pro Forma Balance
         Sheet. Refer to Rule 11-02(b)(5) of Regulation S-X. Further, we note on pages 408, 409,
         410, 412, F-119 and F-138 you disclose that this interest is determined based on net profit versus pre-tax profit and losses. Please revise accordingly.
7. We note adjustments (g)(h) of $1.7 million in the December 31, 2021 Pro form Statement of Operations for additional costs through Closing associated with personnel hired in critical functional areas such as finance, legal, human resources to support the requirements of operating as a publicly traded company which are directly attributable to the Business Combination and that the historical fiscal 2021 results, excluding the pro-
         forma adjustment, include $1.3 million of costs incurred related to these personnel. Please enhance your disclosure to clarify if these costs will be recurring.
8.       We reissue prior comment 16 with regard to footnotes (e)(ii) and
(f)(ii) on pages 264 and
         266, respectively. Please disclose the calculation of net income attributable to non-
         controlling interests in subsidiaries in the respective footnotes as based on the current explanation we are unable to recalculate. Refer to Regulation S-X, Rule 11-02(a)(8).
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.
 Peter Yu
Cartesian Growth Corporation
September 22, 2022
Page 4

                                            Sincerely,
FirstName LastNamePeter Yu
                                            Division of Corporation Finance
Comapany NameCartesian Growth Corporation
                                            Office of Finance
September 22, 2022 Page 4
cc:       Thomas R. Martin
FirstName LastName